

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 9, 2008

Mr. Joseph Lessard
Chief Financial Officer
EnDevCo, Inc.
2425 Fountainview, Suite 250
Houston, Texas 77057

> **Re:** **EnDevCo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 29, 2008**
> **Response Letter Dated August 7, 2008**
> **File No. 001-31433**

Dear Mr. Lessard:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-K/A Submitted on August 7, 2008

Explanatory Note, page 3

1. Please revise your note to replace the reference to SEC comments as the reason for your amendment with a summary of the disclosure issues being resolved (e.g. indicating the disclosure requirements being addressed).

Controls and Procedures, page 17

2. We have read the revisions you propose in response to prior comments 3 and 4, clarifying your views about the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Please explain how you

reached the conclusion that your disclosure controls and procedures were
effective as of December 31, 2007, given that you identified material weaknesses
and concluded that your internal control over financial reporting was not
effective as of December 31, 2007.

The guidance in §115 of Compliance and Disclosure Interpretations, located on
our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm,
sets forth our view that failure to file management's report on Internal Control
over Financial Reporting renders an annual report materially deficient and also
renders a company not timely or current in its Exchange Act reporting. Give
this, it is unclear how you concluded that your disclosure controls and
procedures were effective.

Please tell us the factors you considered and highlight for us those factors that
supported your conclusion. It should be clear how your conclusion is consistent
with the definition of disclosure controls and procedures provided in Rule 13a-
15(e) of Regulation 13A, indicating that effective disclosure controls and
procedures would ensure that information required to be disclosed by an issuer is
recorded, processed, summarized and reported within the time periods specified
in the Commission's rules and forms.

If you are unable to show adequate support for your position, further revision to
the disclosures you have proposed may be necessary. We ask that you submit a
similar analysis for disclosures in subsequent interim reports, indicating your
disclosure controls and procedures were effective without identifying any
changes in internal control over financial reporting that would remedy an earlier
ineffective conclusion.

3.   The reporting required under Item 308(c) of Regulation S-K should concern
        changes in internal control over financial reporting during the last fiscal quarter,
        rather than fiscal year.

Engineering Comments

4.   In comment 11 of our July 24, 2008 letter, we asked that you furnish us with
        your third party engineering report as well as "Engineering exhibits (e.g. maps,
        rate/time plots, volumetric calculations) and narratives for the Short Junction
        Unit in support of your disclosed proved undeveloped reserves." We have
        received only the formal third party bound reserve report. Please submit to us,
        in hard copy and on CD-ROM:

        a) A standard map of the area presenting all proved undeveloped locations with
            adjacent productive wells;

      b) Each productive well's cumulative production by reservoir and each well's pay picks;

      c) Volumetric parameters and calculations for your PUD reserves;

      d) A brief narrative describing the history of the field and your future development plans;

      e) Any other items that you consider relevant in support of your disclosed PUD reserves.

Please contact us if you require clarification in this matter.

5.   The third party report schedules, in 2008, four gross wells to be drilled and one well to be recompleted with the expenditure of $11 million in capital. Please advise us as to the status of these five wells and the capital you have sunk therein to date.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief